UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE G

(Amendment No.4 )*


CONSUMER PORTFOLIO SERVICES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

210502100
(Cusip Number)

Check the following box if a fee is being paid with this statement.[ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









Cusip No. 210502100           SCHEDULE 13G           Page 2

1.  NAME OF REPORTING PERSON
S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON:

NewSouth Capital Management, Inc.
Tax ID #: 62-1237220

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)[ ]
                                                     (b)[ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Tennessee


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

5. SOLE VOTING POWER
NONE

6. SHARED VOTING POWER
   NONE

7. SOLE DISPOSITIVE POWER
NONE

8. SHARED DISPOSITIVE POWER
   NONE

9. AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING
PERSON
NONE

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES
    N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     0.0%

12. TYPE OF REPORTING PERSON*
     I/A


CUSIP No. 210502100      SCHEDULE 13G                Page 3

Item 1. (a)  Name of Issuer:
             CONSUMER PORTFOLIO SERVICES,INC.

Item 1. (b)  Address of Issuer's Principal Executive
             Offices:
             2 ADA, IRVINE, CALIFORNIA  92618

Item 2. (a)  Name of Person Filing:

             NewSouth Capital Management, Inc.

Item 2. (b)  Address of Principal Business Office:

             1000 Ridgeway Loop Rd. - Suite 233
             Memphis, TN  38120

Item 2. (c) Citizenship:

            USA

Item 2. (d) Title of Class of Securities:

             COMMON STOCK

Item 2. (e) CUSIP Number:

             210502100

Item 3. (e) /x/ Investment Adviser registered under Section
203 of the Investment Advisers Act of 1940

Item 4.  Ownership:
         Amount Beneficially Owned:
NONE
Percent of Class:
0.0%
(a) Number of Shares as to which such person has:
(i) Sole Power to vote or to direct  the
vote: NONE
(ii) Shared Power to vote or to direct the
vote: NONE
(iii) Sole Power to dispose or to direct the
disposition of: NONE
(iv) Shared Power to dispose or to direct
the disposition of: NONE
CUSIP NO. 210502100         SCHEDULE 13G           Page 4

Item 5. Ownership of Five Percent or Less of a Class:  N/A

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person: N/A

Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8. Identification and Classification of Members of the Group: N/A

Item 9.  Notice of Dissolution of Group:  N/A

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     8/10/99 as of 7/31/99


Signature:_______________________
          D. Stephen Morrow
          Executive Vice President